SEC CORRESPONDENCE

December 8, 2006

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 05-11

100 F Street, N.E.

Washington, D.C. 20549

RE:	Patterson Companies, Inc.

Supplemental Response

Filed October 19, 2006

File Number 000-20572

Dear Ms. Jenkins:

We are responding to your letter dated November 9, 2006. Our response follows the comment included in your letter, which is presented in bold face type.

1.	We note your supplemental response to our letter dated September 15, 2006, and your discussion of the unique provisions of the Capital Accumulation Plan. However, it appears the use of quoted market price is appropriate given the guidance in paragraph 10(a) of APB 25. Please expand the analysis provided in response to prior comment five to explain how you evaluated the impact for each affected period since the inception of the plan, including quarterly periods. Discuss your evaluation of Staff Accounting Bulletins 99 and 108, including the impact on management compensation arrangements, covenants relating to debt and line of credit agreements, and other material contracts and agreements as applicable, as well as the relationship between historical earnings and analysts’ consensus expectations.

We evaluated the impact for each affected period using variable accounting. That is, until the end of each plan year, the number of shares purchased and the purchase price is not known and therefore, at each quarterly period during a plan year, variable accounting that considers the quoted market price and assumed shares purchased as of the period end is necessary. As discussed in previous correspondence, the expense corresponding to a particular plan year would be recognized over a three-year vesting period. Therefore, in any given quarter, one of the three plan years being expensed is subject to variable accounting, while the other two years being expensed in the period are not because those shares have already been purchased and the amount of expense for each of those two years would have been finalized. Schedule A to this letter illustrates the closing quoted market price on relevant dates for each plan year. These relevant dates are the beginning of the calendar year, each fiscal quarter end and the end of the calendar year. The fiscal quarter most significantly impacted by increased expense due to variable accounting would have been the first fiscal quarter of 2004 (the quarter ending 7/26/2003 where the price increased 31% from $19.32 to $25.46). The recording of CAP expense in this quarter would have decreased earnings per share by approximately one-half of one-cent, or 2.3% of net income, both of which we believe to be immaterial to the reported results. All other quarters would have been impacted to a lesser extent.

We believe that the schedules sent in our current and previous correspondence demonstrate that the impact on the financial statements of the Company from including compensation expense for the CAP would not result in a material impact to our reported operating results or financial position in any quarterly period or fiscal year. We also considered the impact of the accounting for the calculated compensation expense on shareholders’ equity at any point in time, and that is negligible. There is no impact from the calculated compensation expense on the reported cash flow of the Company. The impact of the calculated compensation expense on our pro forma disclosures under FAS 123 and 148 was also considered. The impact is consistent with the impact on the historical financial statement results and does not materially change the amounts or the trends of the pro forma results.

With regard to our evaluation of Staff Accounting Bulletins 99 and 108, one of our steps in assessing materiality was to quantify the impact of including compensation expense from the CAP in the Company’s financial statements, as discussed above. We also considered qualitative factors in assessing materiality with the understanding that all relevant circumstances need to be considered in the evaluation of materiality. Such qualitative factors considered included those discussed in our letter dated and filed October 19, 2006 and the following:

Management compensation arrangements – Inclusion of CAP expense in any year would not result in a material change in management compensation. Certain of the Company’s management incentive plans have included a component that is achieved and paid-out based on a sliding percentage scale of planned income before taxes that is actually achieved. In some years, incentives may have been reduced by 5% to 10% had an expense from the CAP been included. However, the planned, or targeted, income before taxes, which is the goal against which the incentive compensation achievement is measured in every year, excluded any CAP expense as well. Had the Company been recording CAP expense in any year, the planned income before tax would have been reduced accordingly. As such, the Company concluded this qualitative factor is not material, or relevant.

Covenants related to debt and line of credit agreements – We have been in compliance with all debt covenants (when applicable, since we have not had debt outstanding during every period covered by this matter) since the inception of the CAP. Inclusion of a CAP expense in any year, and its potential impact on our debt covenants, was considered and would not have resulted in non-compliance with any covenants.

Other material contracts and agreements – There are no material contracts or agreements for which there would be a material impact of including a CAP expense in any year.

Relationship between historical earnings and analysts’ consensus expectations – Our treatment of the CAP plan has been consistent since the inception of the plan, as has been the related disclosure in the financial statements. If the Company had recorded CAP expense each year, the analysts’ expectations likely would have been adjusted slightly to account for their estimate of this expense. However, even without this assumption, we do not believe the misstatements of historical earnings relative to analysts’ consensus expectations to any period were material.

We understand that SAB 108 does not alter the analysis required by SAB 99, but does address the diversity in practice in the process of quantifying financial statement misstatements and the potential under the “rollover” approach for the build up of improper amounts on the balance sheet. We recognize that the Staff does not believe the exclusive reliance on either the rollover or “iron curtain” approach appropriately quantifies all misstatements that could be material to users of financial statements. Under either the rollover approach or the iron curtain approach, any accounting for the CAP would not result in any amounts accumulating on the balance sheet as assets or liabilities that would require a cumulative catch-up adjustment. The balance sheet impact of any expense accounting for the CAP would only result in a shift between retained earnings and additional paid-in capital within the equity section of the Company’s balance sheet. This reclassification, of approximately $12 million, is not considered material to either respective line item in the equity section of the balance sheet. In addition, such reclassification would have no impact on the Company’s dividend capacity since, as a Minnesota company, an enterprise can pay dividends out of either retained earnings or additional paid-in capital. Under Minnesota law, the two capital section amounts are considered fungible for purposes of paying dividends. Considering either the rollover approach or the iron curtain approach, and relevant qualitative factors, we do not believe there to be any material misstatements in any periods.

Patterson Companies, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please contact me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

Cc:	James W. Wiltz, President and Chief Executive Officer

Andre B. Lacy, Chairman of the Audit Committee

Matthew L. Levitt, Esq., Secretary and General Counsel

Stephen Stenbeck, Ernst & Young LLP

SCHEDULE A

Each row across represents a specific plan/calendar year to illustrate stock price trends during each plan year. All stock prices have been restated for splits. Additionally, the schedule displays the actual reported net income amounts for each fiscal quarter (000’s omitted).

Calendar
Year

2006	BOY	$33.38	Q3 Ending 1/28/2006		Q4 Ending 4/29/2006
	EOY	$32.58	NI	Stock Price	NI	Stock Price
			$54,004	$34.13	$56,819	$32.58

2005	BOY	$43.19	Q3 Ending 1/29/2005		Q4 Ending 4/30/2005		Q1 Ending 7/30/2005		Q2 Ending 10/29/2005
	EOY	$33.40	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$50,137	$45.67	$50,242	$50.55	$42,882	$44.60	$44,720	$40.85

2004	BOY	$31.52	Q3 Ending 1/24/2004		Q4 Ending 4/24/2004		Q1 Ending 7/31/2004		Q2 Ending 10/30/2004
	EOY	$43.39	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$40,061	$33.67	$45,125	$38.51	$40,815	$36.71	$42,504	$37.50

2003	BOY	$22.06	Q3 Ending 1/25/2003		Q4 Ending 4/26/2003		Q1 Ending 7/26/2003		Q2 Ending 10/25/2003
	EOY	$32.00	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$30,102	$21.12	$33,597	$19.32	$29,393	$25.46	$34,886	$31.24

2002	BOY	$19.86	Q3 Ending 1/26/2002		Q4 Ending 4/27/2002		Q1 Ending 7/27/2002		Q2 Ending 10/26/2002
	EOY	$21.87	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$24,832	$20.47	$27,563	$22.33	$25,076	$22.06	$27,545	$27.10

2001	BOY	$16.50	Q3 Ending 1/27/2001		Q4 Ending 4/28/2001		Q1 Ending 7/28/2001		Q2 Ending 10/27/2001
	EOY	$20.47	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$20,386	$15.31	$21,026	$15.25	$19,613	$16.99	$23,282	$18.90

2000	BOY	$10.56	Q3 Ending 1/29/2000		Q4 Ending 4/29/2000		Q1 Ending 7/29/2000		Q2 Ending 10/28/00
	EOY	$16.94	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$17,192	$11.02	$17,980	$12.03	$16,094	$12.94	$18,969	$15.44

1999	BOY	$10.69	Q3 Ending 1/23/1999		Q4 Ending 4/24/1999		Q1 Ending 7/31/1999		Q2 Ending 10/30/1999
	EOY	$10.66	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$13,748	$9.41	$14,022	$9.31	$14,489	$9.83	$14,811	$11.27

1998	BOY	$7.67	Q3 Ending 1/24/1998		Q4 Ending 4/25/1998		Q1 Ending 7/25/1998		Q2 Ending 10/24/1998
	EOY	$10.88	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$10,798	$7.31	$11,645	$7.88	$10,229	$8.97	$11,897	$9.47

1997	BOY	$4.67	Q3 Ending 1/25/1997		Q4 Ending 4/26/1997		Q1 Ending 7/26/1997		Q2 Ending 10/25/1997
	EOY	$7.54	NI	Stock Price	NI	Stock Price	NI	Stock Price	NI	Stock Price
			$9,046	$4.54	$9,508	$5.15	$8,263	$5.83	$10,063	$6.65

1996	BOY	$4.48					Q1 Ending 7/27/1996		Q2 Ending 10/26/1996
	EOY	$4.71					NI	Stock Price	NI	Stock Price
							$6,232	$4.79	$7,831	$4.75